04046113

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

October 29, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the October 28, 2004 press release of Lindsey Morden Group Inc. as well as the third quarter interim report and the change of auditor reporting package filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

11/15

82 - 5143

LINDSEY MORDEN GROUP INC.

News Release: October 28, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM.SV

Earnings release for the three and nine months ended September 30, 2004 (unaudited)

	Third Quarter		**Year-to-date**	
(in $000s except per share data)	**2004**	2003	**2004**	2003
Revenue	**105,689**	96,414	**311,408**	303,410
Operating costs	**98,097**	93,061	**296,741**	288,785
Operating earnings from continuing operations	**7,592**	3,353	**14,667**	14,625
Interest expense	**4,858**	2,932	**12,692**	9,271
Provision for income taxes	**1,366**	1,796	**5,273**	4,011
Net earnings (loss) from continuing operations	**1,368**	(1,375)	**(3,298)**	1,343
Net loss from discontinued operations, net of tax	**-**	(2,845)	**(3,588)**	(10,119)
Net loss on disposal, net of tax	**(4,894)**	–	**(24,625)**	-
Reimbursement for costs	**1,932**	–	**5,932**	–
Net loss	**(1,594)**	(4,220)	**(25,579)**	(8,776)
Net earnings (loss) per share from continuing operations	**$0.10**	$(0.10)	**$(0.24)**	$0.10
Net loss per share	**$(0.11)**	$(0.31)	**$(1.85)**	$(0.64)

Revenue from continuing operations for third quarter 2004 was $105.7 million, an increase of $9.3 million from third quarter 2003. The Canadian, United Kingdom and International operations reported increases in revenue compared to third quarter 2003, which were partially offset by declines in revenue reported by the United States and European operations.

Operating earnings from continuing operations for third quarter 2004 were $7.6 million as compared to $3.4 million for third quarter 2003. With the exception of the European operations, all operations reported increased operating earnings in the period.

The Company's net earnings from continuing operations for third quarter 2004 were $1.4 million ($0.10 earnings per share) compared to a net loss in third quarter 2003 of $1.4 million ($0.10 loss per share). Net loss for third quarter 2004 was $1.6 million ($0.11 loss per share) compared to the third quarter 2003 net loss of $4.2 million ($0.31 loss per share).

On March 15, 2004, Cunningham Lindsey U.S. Inc. completed the sale of its third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"). The results of RSKCo and CMI have been accounted for as discontinued operations. For the nine months ended September 30, 2004, the net loss from discontinued operations and the net loss on disposal of discontinued operations were $3.6 million and $24.6 million, respectively.

The net loss on disposal for the quarter was $4.9 million. Of this amount, $1.9 million is recoverable from Fairfax Financial Holdings Limited and $3.0 million reflects estimated run-off costs and expenses.

The weighted average number of shares outstanding for third quarter 2004 was 13.9 million (13.7 million for third quarter 2003). As at October 28, 2004, the Company had 12,128,256 subordinate voting and 2,172,829 multiple voting shares outstanding.

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars. The Company's Audit Committee has reviewed this press release.

On October 12, 2004, Ernst & Young LLP resigned as auditors of the Company and on October 18, 2004 PricewaterhouseCoopers LLP were appointed as auditors of the Company. PWC also act as auditors for Fairfax and its other subsidiaries.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com

- 30 -

82-5143

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

NOTICE OF CHANGE OF AUDITOR
National Policy 51-102

<u>LINDSEY MORDEN GROUP INC.</u>

TO: **Canadian Securities Administrators**
Ernst & Young LLP
PricewaterhouseCoopers Canada LLP

Pursuant to National Policy 51-102, Lindsey Morden Group Inc. (the "Corporation") provides notice of a change of auditor as follows:

1. Ernst & Young LLP, the former auditors of the Corporation, resigned on October 12, 2004. The directors of the Corporation have appointed PricewaterhouseCoopers Canada LLP as successor auditors.

2. Ernst & Young LLP resigned on its own initiative.

3. The resignation of Ernst & Young LLP and the appointment of PricewaterhouseCoopers Canada LLP were considered, and accepted and approved, respectively, by the Audit Committee and the Board of Directors of the Corporation.

4. There have been no reservations contained in Ernst & Young LLP's reports on the annual financial statements of the Corporation for the two most recently completed fiscal years.

5. There are no reportable events as that term is defined in National Instrument 51-102.

Dated at Toronto, Ontario this 20th day of October, 2004.

LINDSEY MORDEN GROUP INC.

By: ______________________
Peter Fritze
Secretary

ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay St.
Toronto-Dominion Centre
Toronto, Canada M5K 1J7

■ Phone: 416 864-1234
Fax: 416 864-1174

October 22, 2004

PRIVATE AND CONFIDENTIAL

Mr. Peter Fritze, Secretary
Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario
M5J 2M4

Dear Mr. Fritze:

Re: Lindsey Morden Group Inc. (the "Company")

In response to your letter dated October 21, 2004, we confirm that our letter dated October 22, 2004 does not need to be updated in respect of the Company's change of auditor notice dated October 20, 2004.

Yours sincerely,

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay St.
Toronto-Dominion Centre
Toronto, Canada M5K 1J7

Phone: 416 864-1234
Fax: 416 864-1174

October 22, 2004

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs:

Re: Lindsey Morden Group Inc. (the "Company")

Pursuant to National Policy 51-102, we have read the Company's change of auditor notice dated October 20, 2004 and agree with statements one through five therein as they relate to our resignation as auditors of the Company. This confirmation is based on our knowledge and information as of the date of this letter.

Yours sincerely,

Ernst & Young LLP

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

NOTICE OF CHANGE OF AUDITOR
National Policy 51-102

LINDSEY MORDEN GROUP INC.

TO: **Canadian Securities Administrators**
Ernst & Young LLP
PricewaterhouseCoopers Canada LLP

Pursuant to National Policy 51-102, Lindsey Morden Group Inc. (the "Corporation") provides notice of a change of auditor as follows:

1. Ernst & Young LLP, the former auditors of the Corporation, resigned on October 12, 2004. The directors of the Corporation have appointed PricewaterhouseCoopers Canada LLP as successor auditors.

2. Ernst & Young LLP resigned on its own initiative.

3. The resignation of Ernst & Young LLP and the appointment of PricewaterhouseCoopers Canada LLP were considered, and accepted and approved, respectively, by the Audit Committee and the Board of Directors of the Corporation.

4. There have been no reservations contained in Ernst & Young LLP's reports on the annual financial statements of the Corporation for the two most recently completed fiscal years.

5. There are no reportable events as that term is defined in National Instrument 51-102.

Dated at Toronto, Ontario this 20th day of October, 2004.

LINDSEY MORDEN GROUP INC.

By: ______________________
Peter Fritze
Secretary

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

October 27, 2004

Mr. Robbert Hartog
Chairman of the Audit Committee
Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, ON M5J 2M4

Dear Mr. Hartog:

Enclosed is our response to the change of auditor notice dated October 20, 2004 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Audit Committee, filed with the relevant regulator or securities regulatory authority prior to November 18, 2004, and included in the disclosure document accompanying the text of the written resolution concerning a change in auditor.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

\\Torontss20\ABASData\ABASDwtn\Client\L\Lindsey Morden\2004\Correspondence\Hartog Ltr - Change in Auditors.doc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

October 27, 2004

To: Ontario Securities Commission

We have read the statements made by Lindsey Morden Group Inc. in the attached copy of Change of Auditor Notice dated October 20, 2004, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated October 20, 2004.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

\\Torontss20\ABASData\ABASDwtn\Client\L\Lindsey Morden\2004\Correspondence\OSC Ltr - Change in Auditors.doc

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

NOTICE OF CHANGE OF AUDITOR
National Policy 51-102

<u>LINDSEY MORDEN GROUP INC.</u>

TO: **Canadian Securities Administrators**
Ernst & Young LLP
PricewaterhouseCoopers Canada LLP

Pursuant to National Policy 51-102, Lindsey Morden Group Inc. (the "Corporation") provides notice of a change of auditor as follows:

1. Ernst & Young LLP, the former auditors of the Corporation, resigned on October 12, 2004. The directors of the Corporation have appointed PricewaterhouseCoopers Canada LLP as successor auditors.

2. Ernst & Young LLP resigned on its own initiative.

3. The resignation of Ernst & Young LLP and the appointment of PricewaterhouseCoopers Canada LLP were considered, and accepted and approved, respectively, by the Audit Committee and the Board of Directors of the Corporation.

4. There have been no reservations contained in Ernst & Young LLP's reports on the annual financial statements of the Corporation for the two most recently completed fiscal years.

5. There are no reportable events as that term is defined in National Instrument 51-102.

Dated at Toronto, Ontario this 20th day of October, 2004.

LINDSEY MORDEN GROUP INC.

By: ____________________
Peter Fritze
Secretary

82-5143

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

For the nine months ended
September 30, 2004

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the consolidated performance of Lindsey Morden Group Inc. (the "Company") during the third quarter of 2004. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three and nine months ended September 30, 2004. It updates the MD&A for the fiscal year ended December 31, 2003 on pages 5 to 21 of the Company's 2003 Annual Report. The Company's unaudited consolidated financial statements and the financial data in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

The Company is a holding company which conducts its business through its directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: Cunningham Lindsey U.S. Inc. or operations in the United States refers to Cunningham Lindsey U.S. Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and Claims International (Holdings) Limited and its subsidiaries; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at October 28, 2004. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning. Readers should not rely on forward-looking statements as they involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risks include but are not limited to: vulnerability of revenue to weather-related claims; competitive markets; dependency on insurance companies outsourcing claims; financial strength of customers; ability to service debt and other commitments; stability of customer relationships; continued services of personnel; legal actions; and changing legislative environments. The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks.

OVERALL PERFORMANCE

The Company's net earnings from continuing operations for third quarter 2004 were $1.4 million compared to a net loss of $1.4 million in third quarter 2003. Net loss for the quarter was $1.6 million compared to $4.2 million in third quarter 2003. Net earnings from continuing operations for the Company in 2004 are expected to be slightly less than 2003.

Cunningham Lindsey Canada Limited ("CL Canada") reported increased revenue and operating earnings for third quarter 2004 compared to third quarter 2003 and for the year-to-date. This was mainly due to increased claims activity from significant weather-related events and the impact of additional non-weather-related business lines. Net earnings for CL Canada in 2004 are expected to improve from 2003.

Cunningham Lindsey U.S. Inc. ("CL US") reported reduced revenue from continuing operations in third quarter 2004 compared to third quarter 2003 and for the year-to-date. Reduced revenue was due to a significant decline in claims frequency partially offset by hurricane claims activity in third quarter 2004. Operating earnings for third quarter 2004 improved compared to third quarter 2003, but there has been an operating loss for 2004 year-to-date compared to operating earnings for year-to-date 2003. Revenue and operating earnings in fourth quarter 2004 are expected to be stronger than fourth quarter 2003 because of claims activity from hurricanes.

Cunningham Lindsey United Kingdom's ("CL UK") revenue for third quarter 2004 and for the year-to-date increased compared to the respective periods in 2003. Operating earnings for third quarter 2004 improved compared to third quarter 2003, and for the year-to-date, earnings decreased slightly compared to year-to-date 2003. The decrease in operating earnings for the year-to-date was primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. The high workload caused by these claims has led to inefficiencies in processing claims, which has affected earnings in the year-to-date. Improved revenue and operating earnings in third quarter 2004 as compared to the previous quarter reflect the progression of work on these subsidence claims.

Cunningham Lindsey Europe BV ("CL Europe") reported reduced revenue and operating earnings for third quarter 2004 compared to third quarter 2003, due to reduced activity in the period. Year-to-date, revenue has increased compared to the same period in 2003, principally from including all revenue of certain subsidiaries that have become wholly owned by CL Europe. Operating earnings have reduced year-to-date as a result of reduced claims activity in certain business lines. Operating earnings for CL Europe in 2004 are expected to be slightly less than in 2003.

Cunningham Lindsey International Limited's ("CL International") revenue and operating earnings for third quarter 2004 and for the year-to-date increased compared to the respective periods in 2003. The increases reflect continued appointments to major construction projects and improved results in various international locations. Revenue and operating earnings for CL International in 2004 are expected to be higher than in 2003.

Year-to-date Corporate costs decreased compared to the same period in 2003 due to favorable exchange movements and a reduction in stock plan amortization expense partially offset by increased insurance, audit and severance costs.

Cash flow and financial condition of the Company are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three and nine months ended September 30, 2004 and 2003 in the segments in which the Company operates. Also included are net earnings (loss), and free cash flow.

	For the three months ended		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
(in $000s except per share data(1))				
Revenue				
Canada	**13,949**	11,790	**38,226**	35,671
United States	**13,096**	14,478	**37,887**	49,758
United Kingdom	**48,975**	42,427	**144,730**	129,833
Europe	**16,810**	17,222	**54,095**	52,819
International	**12,859**	10,497	**36,470**	35,329
	105,689	96,414	**311,408**	303,410
Operating earnings (loss)				
Canada	**1,478**	255	**1,951**	787
United States	**265**	(872)	**(721)**	906
United Kingdom	**3,708**	3,537	**9,589**	9,859
Europe	**402**	1,730	**3,355**	4,308
International	**1,977**	1,305	**5,679**	4,454
Corporate	**(238)**	(2,602)	**(5,186)**	(5,689)
	7,592	3,353	**14,667**	14,625
Interest	**4,858**	2,932	**12,692**	9,271
Provision for income taxes	**1,366**	1,796	**5,273**	4,011
Net earnings (loss) from continuing operations	**1,368**	(1,375)	**(3,298)**	1,343
Net loss from discontinued operations, net of tax	**–**	(2,845)	**(3,588)**	(10,119)
Net loss on disposal, net of tax	**(4,894)**	–	**(24,625)**	–
Reimbursement for costs	**1,932**	–	**5,932**	–
Net loss	**(1,594)**	(4,220)	**(25,579)**	(8,776)
Net earnings (loss) per share from continuing operations	**0.10**	(0.10)	**(0.24)**	0.10
Net loss per share	**(0.11)**	(0.31)	**(1.85)**	(0.64)
Free cash flow	**(2,249)**	13,289	**(22,466)**	13,341
Free cash flow per share	**(0.16)**	0.96	**(1.62)**	0.97

(1) As at October 28, 2004, there were 12,128,256 subordinate voting and 2,172,829 multiple voting shares outstanding.

Revenue

Total revenue from continuing operations for third quarter 2004 was $105.7 million, an increase of $9.3 million from third quarter 2003 revenue of $96.4 million. The Canadian, United Kingdom and International operations reported increases in revenue compared to third quarter 2003, which were partially offset by declines in revenue reported by the United States and European operations. Year-to-date revenue was $311.4 million, an increase of $8.0 million from 2003 year-to-date.

The Canadian operation's third quarter 2004 revenue of $13.9 million increased by $2.2 million from third quarter 2003. Year-to-date revenue was $38.2 million, an increase of $2.6 million from 2003 year-to-date. Increased revenue was due to increased non-weather-related business for the quarter and year-to-date, and an increase in weather-related activity in the Central, Western and Eastern regions experienced during the second and third quarters of 2004. Property claims frequency in the Canadian operations has been much lower than normally experienced because of a decline in weather-related activity for the last two years. Recent weather-related activity has offset this trend, as has the increase in non-weather-related business lines.

Revenue from continuing operations in the United States operations of $13.1 million for third quarter 2004 decreased by $1.4 million from third quarter 2003. Year-to-date revenue was $37.9 million, a decrease of $11.9 million from 2003 year-to-date. In local currency, revenue from the United States operations was U.S.$10.0 million for third quarter 2004, a decrease of U.S.$0.5 million from third quarter 2003. Year-to-date revenue in local currency was U.S.$28.6 million, a decrease of U.S.$6.2 million from 2003 year-to-date. The decline in revenue was primarily attributable to the loss of one significant customer, while new business development was not sufficient to offset this loss. Four hurricanes hit the southeastern United States during the quarter, creating damages rivaling those of hurricane Andrew. This compensated partly for the overall decline in claims frequency during the quarter.

Year-to-date revenue from the discontinued United States third party claims administration business ("U.S. TPA Business") was $15.0 million (U.S.$11.4 million) in 2004 compared to $40.1 million (U.S.$28.6 million) in 2003.

Revenue for the quarter from the United Kingdom operations was $49.0 million, an increase of $6.6 million from revenue of $42.4 million in third quarter 2003. Year-to-date revenue was $144.7 million, an increase of $14.9 million from 2003. In local currency, revenue from the United Kingdom operations was £20.6 million for third quarter 2004, an increase of £1.5 million from third quarter 2003. Year-to-date revenue in local currency was £59.9 million, an increase of £3.4 million from 2003. The increase in revenue for the quarter and the year-to-date was primarily due to increased subsidence claims.

Revenue for the third quarter from the European operations of $16.8 million decreased by $0.4 million from third quarter 2003. Year-to-date revenue increased from $52.8 million in 2003 to $54.1 million in 2004. In local currency, revenue from the European operations was €10.5 million for third quarter 2004, a decrease of €0.6 million from third quarter 2003. Year-to-date revenue in local currency was €33.2 million as compared to €33.3 million in 2003 year-to-date. The year-to-date increase in revenue measured in Canadian dollars was principally from foreign exchange rate changes and the inclusion of all revenue of certain subsidiaries that have become wholly owned by Cunningham Lindsey Europe BV, partially offset by reduced claims activity in certain business lines.

Revenue from the International operations increased $2.4 million from $10.5 million in third quarter 2003 to $12.9 million in third quarter 2004. Year-to-date revenue was $36.5 million, an increase of $1.1 million from 2003 year-to-date. In local currency, revenue from the International operations was £5.4 million for third quarter 2004, an increase of £0.7 million compared to third quarter 2003. Year-to-date revenue in local currency was £15.1 million, an increase of £0.3 million from 2003 year-to-date. Revenue increases in the International operations reflect continued appointments to major construction projects and improved results in various international locations.

Operating earnings (loss)

The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

Operating earnings from continuing operations for third quarter 2004 were $7.6 million (7.2% of revenue) as compared to $3.4 million (3.5% of revenue) for third quarter 2003. Year-to-date operating earnings from continuing operations were $14.7 million (4.7% of revenue) compared to $14.6 million (4.8% of revenue) for 2003 year-to-date. Operating costs, defined as cost of service plus selling, general and administration expenses, were 92.8% of revenue in third quarter 2004 compared to 96.5% in third quarter 2003.

Operating earnings for the quarter for the Canadian operations of $1.5 million increased $1.2 million from $0.3 million for the same period in 2003. Year-to-date operating earnings were $2.0 million compared to $0.8 million in 2003 year-to-date. The increase in operating earnings was due to the increased revenue noted above.

The United States operations reported operating earnings from continuing operations of $0.3 million for third quarter 2004 compared to a loss of $0.9 million in third quarter 2003. Year-to-date operating loss was $0.7 million compared to operating earnings of $0.9 million in 2003 year-to-date. In local currency, operating earnings were U.S.$0.2 million in third quarter 2004 compared to an operating loss of U.S.$0.7 million in third quarter 2003. Year-to-date operating loss in local currency was U.S.$0.5 million compared to operating earnings of U.S.$0.6 million in 2003 year-to-date. Operating losses for the year-to-date arose due to the reduced revenue from property and casualty loss-adjusting services noted above that was only partially offset by cost reductions. Cost reductions have been significant for the quarter ($2.5 million) and year-to-date ($10.2 million). However, they have been made so as to not jeopardize the long-term profitability of the business or the breadth of the loss adjusting network. As a result, revenue loss has exceeded expense reduction.

Year-to-date, the discontinued U.S.TPA Business reported an operating loss of $3.8 million compared to $11.2 million in 2003. In local currency, year-to-date operating losses of U.S.$2.9 million in 2004 decreased U.S.$5.0 million compared to U.S.$7.9 million in 2003. The decrease was due to the disposal of the U.S.TPA business on March 15, 2004.

The United Kingdom operating earnings of $3.7 million for the quarter increased $0.2 million compared to earnings of $3.5 million in third quarter 2003. Year-to-date operating earnings were $9.6 million compared to operating earnings of $9.9 million in 2003 year-to-date. In local currency, operating earnings of £1.6 million in third quarter 2004 were in line with third quarter 2003. Year-to-date operating earnings in local currency were £4.0 million compared to operating earnings of £4.3 million in 2003 year-to-date. Decreased operating earnings were primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. The high workload caused by these claims has resulted in inefficiencies in processing claims, which has affected operating earnings in the year-to-date.

Operating earnings for the European operations were $0.4 million, a decrease of $1.3 million from earnings of $1.7 million in third quarter 2003. Year-to-date operating earnings were $3.4 million compared to $4.3 million in 2003 year-to-date. In local currency, operating earnings of €0.3 million in third quarter 2004 decreased €0.9 million compared to third quarter 2003. Year-to-date operating earnings in local currency were €2.0 million compared to €2.7 million in 2003 year-to-date. The decrease in operating earnings reflects an increase in operating costs during third quarter 2004 as compared to third quarter 2003.

Operating earnings for the International operations for the quarter were $2.0 million, an increase of $0.7 million compared to earnings of $1.3 million in third quarter 2003. Year-to-date operating earnings were $5.7 million compared to $4.5 million in 2003 year-to-date. In local currency, operating earnings of £0.8 million in third quarter 2004 increased £0.2 million compared to earnings in third quarter 2003. Year-to-date operating earnings in local currency were £2.3 million compared to £1.9 million in 2003 year-to-date. Increased operating earnings reflect the increased revenue in the quarter noted above and reduced costs for the year-to-date.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for third quarter 2004 were $0.2 million compared to losses of $2.6 million in third quarter 2003. Year-to-date Corporate operating losses were $5.2 million compared to $5.7 million in 2003 year-to-date. The decrease in Corporate operating losses for the quarter was primarily due to favorable exchange movements partially offset by increased severance costs.

Net earnings (loss)

Net earnings from continuing operations for the quarter were $1.4 million (earnings of $0.10 per share) compared to a net loss in third quarter 2003 of $1.4 million (loss of $0.10 per share). Net loss for the quarter was $1.6 million (loss of $0.11 per share) compared to the third quarter 2003 loss of $4.2 million (loss of $0.31 per share). The year-to-date net loss from continuing operations was $3.3 million (loss of $0.24 per share) compared to earnings of $1.3 million (earnings of $0.10 per share) in 2003 year-to-date. The year-to date net loss was $25.6 million (loss of $1.85 per share) compared to the loss of $8.8 million (loss of $0.64 per share) in 2003 year-to-date.

For continuing operations, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Total interest expense in third quarter 2004 was $4.8 million, $1.9 million higher than interest expense of $2.9 million in third quarter 2003. Year-to-date interest expense was $12.7 million compared to $9.3 million in 2003 year-to-date. Total interest expense in third quarter 2004 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.6 million of interest expense in the third quarter consisted of $2.4 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.2 million interest on operating lines and other credit facilities.

An income tax provision of $1.4 million was recorded for third quarter 2004 compared to $1.8 million for the same period in 2003. Year-to-date income tax provision was $5.3 million compared to $4.0 million for 2003 year-to-date. Given current profitability levels in the United States operations and in Corporate, the Company did not record a future tax asset for the losses incurred in the United States operations or in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in fourth quarter 2004.

On March 15, 2004, CL US completed the sale of the U.S. TPA Business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire"). The results of CMI and RSKCo have been accounted for as discontinued operations. Net earnings from discontinued operations in third quarter 2004 were $nil compared to a net loss of $2.8 million in third quarter 2003. Net loss on disposal incurred in third quarter 2004 was $4.9 million and for the year-to-date net loss on disposal was $24.6 million. Of the $4.9 million, $1.9 million is recoverable from Fairfax Financial Holdings Limited ("Fairfax") and $3 million reflects estimated run-off costs and expenses. The net loss on disposal for the year-to-date consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S.TPA Business; $4.0 million (U.S.$3.0 million) termination of certain employment contracts; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) estimated run-off costs and other expenses.

In fourth quarter 2003, the Company and Fairfax agreed to reimburse a customer of the U.S.TPA Business for the reasonable costs and expenses, including in some instances costs of a new third party claims administrator, to transfer files if certain specified events occurred. These events included the sale of the U.S. TPA Business. The parties also agreed to indemnify the customer for stolen or lost fiduciary monies. To ensure proper transition of files and customers to Broadspire during third quarter 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax is reimbursing the Company for $5.9 million of costs associated with the disposition of the U.S. TPA Business. In first quarter 2004, $4.0 million (U.S.$3.0 million) of these cost reimbursements were netted against the net loss on disposal. Third quarter 2004 disclosure separately discloses the costs to the Company and the reimbursement from Fairfax. In third quarter 2004, an additional $1.9 million (U.S.$1.5 million) of reimbursable costs were accrued.

CASH FLOW

Operating activities

Cash used in operating activities from continuing operations was $1.7 million during third quarter 2004 compared to cash provided by operating activities of $13.1 million during third quarter 2003. Year-to-date, cash used in operating activities was $20.1 million compared to cash provided by operating activities of $11.1 million in 2003 year-to-date.

Free cash flow

	For the three months ended		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
($000s)				
Canada	**892**	1,177	**215**	1,949
United States	**322**	2,306	**(5,045)**	1,216
United Kingdom	**3,249**	6,965	**(3,738)**	14,552
Europe	**1,123**	2,153	**1,840**	1,605
International	**868**	2,485	**1,246**	3,274
Corporate and financing costs	**(8,703)**	(1,797)	**(16,984)**	(9,255)
	(2,249)	13,289	**(22,466)**	13,341

Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring costs and the working capital cost of new branches. Free cash flow is not a generally accepted accounting principles measure of cash flow. Free cash flow was negative $2.2 million (negative $0.16 per share) in third quarter 2004 compared to positive $13.3 million (positive $0.96 per share) in third quarter 2003. Year-to-date free cash flow was negative $22.5 million (negative $1.62 per share) compared to positive free cash flow of $13.3 million (positive $0.97 per share) in 2003 year-to-date.

Free cash flow, as defined above, can be reconciled to a Canadian generally accepted accounting principles financial measure as follows:

	For the three months ended		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
($000s)				
Cash (used in) provided by operating activities	**(1,677)**	13,079	**(20,056)**	11,056
Add (deduct):				
Purchase of property and equipment, net	**(1,032)**	(892)	**(3,978)**	(1,094)
Restructuring costs paid	**460**	782	**1,531**	3,059
Working capital cost of new branches	**-**	320	**37**	320
Free cash flow	**(2,249)**	13,289	**(22,466)**	13,341

Free cash flow in all operations for third quarter 2004 declined year-over-year. The European operations' free cash flow declined due to reduced operating results and increased income tax payments. Despite improved operating earnings, free cash flow in the United Kingdom and International operations declined due to adverse working capital movements and increased income tax payments year-over-year. Free cash flow for the Canadian operations decreased due to increases in accounts receivable and claims in process. Free cash flow from the United States operations decreased due to negative working capital variances. Free cash flow for Corporate and financing costs declined $6.9 million compared to third quarter 2003 primarily due to interest and costs paid related to the loan financing, and recoverable costs paid on behalf of Broadspire.

Free cash flow has declined year-to-date 2004 compared to year-to-date 2003 in all operations except for the European operations, due to negative working capital movement variances. Corporate and financing costs free cash flow has declined year-over-year mainly due to increased financing costs and interest payments.

Investing activities

Net investment in property and equipment related to continuing operations was $1.0 million in third quarter 2004 compared to $0.9 million in third quarter 2003. Year-to-date net investment in property and equipment was $4.0 million compared to $1.1 million in 2003. Net investment for 2003 includes $2.2 million of proceeds from the sale of a building.

Cash used in business acquisitions of $0.8 million in third quarter 2004 mainly related to acquiring the remaining shares of a European subsidiary.

Year-to-date cash outflow from discontinued operations of $44.3 million in 2004 compared to a cash inflow of $9.2 million in 2003. This included a $32.5 million outflow on the disposal of the U.S. TPA business compared to a $25.3 million cash inflow on the acquisition of RSKCo in 2003. In addition, the cash outflow from discontinued operations included $11.2 million related to the operating cash flows of the discontinued operations compared to $15.2 million in year-to-date 2003. The remaining cash outflow of $0.6 million in year-to-date 2004 was primarily from net investment in property and equipment. The remaining cash outflow of $0.9 million in year-to-date 2003 was primarily for payments related to other assets.

QUARTERLY DATA

	Third Quarter 2004	Second Quarter 2004	First Quarter 2004	Fourth Quarter 2003
(in $000s, except per share data)				
Revenue	**105,689**	102,129	103,590	103,726
Net earnings (loss) from continuing operations	**1,368**	(3,151)	(1,515)	3,289
Net loss	**(1,594)**	(2,896)	(21,089)	(21,179)
Net earnings (loss) per share from continuing operations	**0.10**	(0.23)	(0.11)	0.24
Net loss per share	**(0.11)**	(0.21)	(1.53)	(1.54)
Free cash flow	**(2,249)**	(3,602)	(16,615)	18,320
Free cash flow per share	**(0.16)**	(0.26)	(1.20)	1.33

	Third Quarter 2003	Second Quarter 2003	First Quarter 2003	Fourth Quarter 2002
(in $000s, except per share data)				
Revenue	96,414	103,008	103,988	114,686
Net earnings (loss) from continuing operations	(1,375)	3,039	(321)	(3,730)
Net loss	(4,220)	(2,565)	(1,991)	(7,945)
Net earnings (loss) per share from continuing operations	(0.10)	0.22	(0.02)	(0.29)
Net loss per share	(0.31)	(0.19)	(0.14)	(0.61)
Free cash flow	13,289	3,910	(3,858)	19,622
Free cash flow per share	0.96	0.29	(0.28)	1.46

Typically, revenue is fairly evenly spread over the four quarters, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The net earnings (loss) for the last eight quarters have been heavily affected by other expenses and one-time charges and do not reflect any trend in the underlying operating results of the Company.

Free cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments in operating subsidiaries and the working capital cost of servicing weather-related claims. Free cash flow in the second half of the year is favorably impacted by cash flow from weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Accounts receivable at September 30, 2004 increased by $9.8 million compared to December 31, 2003 to $86.8 million, primarily due to increased subsidence claims at CL UK.

Goodwill at September 30, 2004 was $229.1 million compared to $229.8 million at December 31, 2003. The decrease was from $2.4 million in unrealized foreign exchange losses, partially offset by $1.7 million of goodwill arising on increased shareholdings in certain European subsidiaries.

Other assets at September 30, 2004 decreased by $15.8 million compared to December 31, 2003 to $8.1 million, primarily due to receipt of the RSKCo purchase price reduction in third quarter 2004.

Accounts payable and accrued liabilities and deferred revenue at September 30, 2004 decreased by $35.7 million and $20.4 million, respectively, compared to December 31, 2003, primarily due to the sale of the U.S. TPA Business and payment of the final RSKCo purchase price in third quarter 2004.

Other liabilities increased $9.7 million to $12.3 million at September 30, 2004 compared to December 31, 2003 primarily due to accruals associated with the discontinued U.S.TPA Business.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation. Proceeds of the loan were used (i) principally to repay debt owed to the Company, which in turn used the funds to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax and (ii) to pay fees and expenses related to the transaction, with the balance used for working capital purposes.

The loan is for an initial term to March 31, 2005. On written request of CL Canada, the term may be extended for two successive six-month periods to March 31, 2006. The conditions to extension include that the letter of support of Fairfax referred to below continues in effect unamended; that no event of default is subsisting on the date of request for the extension or on the applicable maturity date; and, payment of the commitment fee described below. The loan may be repaid at any time but the facility is permanently reduced by the amount of the repayment.

The per annum interest rate on the loan is the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. For each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable.

The loan is unsecured. The main operating companies, their holding companies and Lindsey Morden have guaranteed the obligations of CL Canada under the loan on an unsecured basis.

In connection with the loan, Fairfax agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

The loan was made pursuant to an agreement dated July 8, 2004. The loan agreement includes covenants and events of default consistent with loans of this type. Previously disclosed free cash flow covenants have been amended to commence October 30, 2004 and January 31, 2005, respectively.

As at September 30, 2004, the Company and its subsidiaries had demand lines of credit in the United Kingdom and Europe totaling $21.8 million. Committed facilities in Canada totaling $26.3 million that were available until October 31, 2004 were repaid in full on July 12, 2004. Bank indebtedness as at September 30, 2004 was $0.9 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness decreased by $23.8 million during the quarter and cash of $14.1 million was in line with the end of second quarter 2004. Cash provided by financing activities, through the acquisition of loan financing net of the repayment of promissory notes and bank indebtedness, was offset by cash used in operating and investing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year. Year-to-date, bank indebtedness decreased by $22.0 million, due to cash provided by financing activities net of cash used in operating and investing activities.

Net debt (defined as total long-term debt, bank indebtedness, other loans and promissory notes less cash) as at September 30, 2004 was $217.6 million compared to $149.8 million at December 31, 2003. Net debt increased to fund the payment of $29.2 million (U.S.$22.0 million) in connection with the sale of the U.S.TPA Business and to fund negative operating cash flow.

Shareholders' equity decreased to $62.9 million at September 30, 2004 from $92.1 million at December 31, 2003. The decrease was due to the $25.6 million loss for the year-to-date and a negative movement in the currency translation adjustment account of $4.9 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar. There was an offset of $1.3 million contributed surplus related to reimbursement from Fairfax for the commitment fee associated with the demand promissory note borrowing in first quarter 2004.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $3.2 million and $12.3 million, respectively, at September 30, 2004. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business during first quarter 2004 and minority interests in non-wholly owned subsidiaries.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations. On July 12, 2004 the Company fully repaid borrowings from Fairfax at that time.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the U.S. TPA Business.

Fairfax owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended September 30, 2004, the Company made tax installment payments totaling $1.5 million to Fairfax related to 2003 (2003 - $1.4 million related to 2002) and $1.5 million related to 2004 (2003 - $nil related to 2003). The Company paid a further tax installment of $0.3 million to Fairfax in October 2004, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

During the period ended September 30, 2004, the Company paid Fairfax $1.6 million (2003 - $1.9 million) (U.S.$1.3 million; 2003 – U.S.$1.4 million) for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability, fiduciary and fidelity coverage.

CRITICAL ACCOUNTING ESTIMATES

(i) Errors and omissions provision

Included in the net loss on disposal of the U.S. TPA Business is a $4.8 million provision for future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, the Company reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at September 30, 2004; non-renewed contracts; employee turnover; and, the sale of the U.S. TPA Business. The Company established a range of expected future costs and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the sale agreement with Broadspire requires CL US to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $4.8 million and $7.4 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(ii) Excess office space lease provision

The sale of the U.S. TPA Business and related employee moves will result in vacant office space. In determining the $6.3 million excess office space lease provision, the Company analyzed expected vacant office space and, in conjunction with a service provider, made an estimate of potential sub-lease recoveries. If the Company or its subsidiaries were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $9.7 million.

ADDITIONAL DEVELOPMENTS

On October 12, 2004, Ernst & Young LLP resigned as auditors of the Company and on October 18, 2004 PricewaterhouseCoopers LLP ("PWC") were appointed as auditors of the Company. PWC also act as auditors for Fairfax and its other subsidiaries.

FINANCIAL STATEMENTS

The consolidated interim financial statements of the Company for the nine months ended September 30, 2004 have not been reviewed by the auditors of the Company.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**September 30, 2004**	December 31, 2003
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash	**14,101**	18,649
Accounts receivable	**86,780**	77,037
Claims in process	**56,490**	56,568
Prepaid expenses	**9,830**	7,789
Income taxes recoverable	**245**	673
Total current assets	**167,446**	160,716
Property and equipment, net	**15,589**	17,650
Goodwill	**229,147**	229,824
Future income taxes	**3,500**	3,375
Other assets	**8,095**	23,865
	423,777	435,430
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(notes 6 and 8)*	**914**	22,879
Promissory notes *(notes 5, 7 and 8)*	**–**	19,207
Other loans	**105,000**	–
Accounts payable and accrued liabilities	**73,141**	108,831
Income taxes payable	**6,820**	5,602
Current portion of long-term debt	**306**	794
Deferred revenue	**30,310**	50,746
Future income taxes	**3,389**	3,411
Total current liabilities	**219,880**	211,470
Long-term debt	**125,474**	125,536
Employee future benefits	**3,155**	3,688
Other liabilities	**12,345**	2,668
Total liabilities	**360,854**	343,362
Contingencies and commitments *(note 3)*		
Shareholders' equity *(note 2)*	**62,923**	92,068
	423,777	435,430

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
Revenue	**105,689**	96,414	**311,408**	303,410
Cost and expenses				
Cost of service	**82,161**	73,793	**242,281**	231,601
Selling, general and administration	**15,936**	19,268	**54,460**	57,184
Interest	**4,858**	2,932	**12,692**	9,271
	102,955	95,993	**309,433**	298,056
Earnings before income taxes	**2,734**	421	**1,975**	5,354
Provision for income taxes	**1,366**	1,796	**5,273**	4,011
Net earnings (loss) from continuing operations	**1,368**	(1,375)	**(3,298)**	1,343
Net loss from discontinued operations, net of income tax recovery of $255 (2003: $1,086) *(note 10)*	**–**	(2,845)	**(3,588)**	(10,119)
Net loss on disposal, net of tax of $nil *(note 10)*	**(4,894)**	–	**(24,625)**	–
Reimbursement for costs *(notes 5 and 10)*	**1,932**	–	**5,932**	–
Net loss for the period	**(1,594)**	(4,220)	**(25,579)**	(8,776)
Earnings (loss) per share				
Net earnings (loss) per share from continuing operations	**0.10**	(0.10)	**(0.24)**	0.10
Net loss per share	**(0.11)**	(0.31)	**(1.85)**	(0.64)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
Deficit, beginning of period	**(62,327)**	(12,943)	**(38,342)**	(8,387)
Net loss for the period	**(1,594)**	(4,220)	**(25,579)**	(8,776)
Deficit, end of period	**(63,921)**	(17,163)	**(63,921)**	(17,163)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
OPERATING ACTIVITIES				
Net earnings (loss) from continuing operations	**1,368**	(1,375)	**(3,298)**	1,343
Add (deduct) items not affecting cash				
Depreciation	**1,404**	1,519	**4,326**	4,981
Gain on sale of property and equipment	**–**	–	**–**	(91)
Exchange (gain) loss on translation of integrated operations	**(259)**	–	**192**	–
Future income taxes	**–**	–	**(155)**	(274)
	2,513	144	**1,065**	5,959
Changes in non-cash working capital balances related to operations				
Accounts receivable	**(4,874)**	4,005	**(16,438)**	5,504
Claims in process	**(2,952)**	(2,615)	**(419)**	(604)
Prepaid expenses	**(3,323)**	(201)	**(3,588)**	(767)
Income taxes recoverable	**(967)**	1,343	**2,916**	269
Accounts payable and accrued liabilities	**8,075**	10,481	**(3,109)**	942
Pension and other liabilities	**(149)**	(78)	**(483)**	(247)
Cash (used in) provided by operating activities	**(1,677)**	13,079	**(20,056)**	11,056
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(764)**	(1,353)	**(1,601)**	(2,934)
Purchase of property and equipment, net	**(1,032)**	(892)	**(3,978)**	(1,094)
Other assets	**(37)**	(133)	**48**	(1,293)
Discontinued operations *(note 10)*	**(1,307)**	(5,809)	**(44,299)**	9,244
Cash (used in) provided by investing activities	**(3,140)**	(8,187)	**(49,830)**	3,923
FINANCING ACTIVITIES				
Bank indebtedness	**(23,761)**	(8,559)	**(21,965)**	(5,727)
Contributed surplus	**–**	–	**1,300**	–
Issuance of debt	**105,000**	–	**105,000**	–
Issuance of promissory notes, net *(notes 5 and 7)*	**(75,954)**	–	**(19,207)**	(10,510)
Cash provided by (used in) financing activities	**5,285**	(8,559)	**65,128**	(16,237)
Effect of exchange rate changes on cash	**(451)**	124	**210**	2,613
Net increase (decrease) in cash during the period	**17**	(3,543)	**(4,548)**	1,355
Cash, beginning of period	**14,084**	5,745	**18,649**	847
Cash, end of period	**14,101**	2,202	**14,101**	2,202
SUPPLEMENTAL INFORMATION				
Cash interest paid	**3,555**	497	**10,074**	7,007
Cash taxes paid	**2,316**	349	**2,555**	3,944

See *accompanying notes*

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements.

Estimates

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including goodwill and provisions related to discontinued operations *(note 10)*.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2004 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**September 30, 2004**	December 31, 2003
	(Unaudited)	*(Audited)*
Share capital	**137,518**	137,518
Contributed surplus	**1,300**	–
Employee share purchase loans	**(2,661)**	(2,679)
Currency translation adjustment	**(9,313)**	(4,429)
Deficit	**(63,921)**	(38,342)
	62,923	92,068

As at September 30, 2004, the Company has loaned $2,661 to employees and former employees to assist in purchasing subordinate voting shares of the Company. These loans bear no interest and as collateral, the employees have pledged 292 thousand subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

Contributed surplus is in respect of the parent company's reimbursement of the commitment fee on the March 31, 2004 demand promissory note borrowing *(note 7)*.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2004 and 2003

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

The Company leases premises, automobiles and equipment under various operating leases.

The net loss on disposal of the United States third party claims administration business on March 15, 2004 requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2004 and 2003

4. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended September 30, 2004						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**13,949**	**13,096**	**48,975**	**16,810**	**12,859**	**–**	**105,689**
Operating earnings (loss)	**1,478**	**265**	**3,708**	**402**	**1,977**	**(238)**	**7,592**
Interest income (expense)	**5**	**(32)**	**(9)**	**(190)**	**(124)**	**(4,508)**	**(4,858)**
Income tax recovery (expense)	**(524)**	**131**	**(942)**	**(110)**	**(446)**	**525**	**(1,366)**
Net earnings (loss) from continuing operations	**959**	**364**	**2,757**	**102**	**1,407**	**(4,221)**	**1,368**
Net loss from discontinued operations, net of tax	**–**	**(4,894)**	**–**	**–**	**–**	**–**	**(4,894)**
Reimbursement for costs	**–**	**1,932**	**–**	**–**	**–**	**–**	**1,932**
Net earnings (loss)	**959**	**(2,598)**	**2,757**	**102**	**1,407**	**(4,221)**	**(1,594)**
Depreciation expense	**105**	**100**	**725**	**236**	**238**	**–**	**1,404**
Property and equipment & goodwill additions	**66**	**–**	**633**	**659**	**323**	**–**	**1,681**
Goodwill	**7,534**	**15,284**	**178,082**	**22,599**	**5,648**	**–**	**229,147**
Identifiable assets	**32,947**	**39,727**	**256,237**	**42,331**	**44,064**	**8,471**	**423,777**

	For the three months ended September 30, 2003						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	11,790	14,478	42,427	17,222	10,497	–	96,414
Operating earnings (loss)	255	(872)	3,537	1,730	1,305	(2,602)	3,353
Interest income (expense)	(49)	(100)	11	(196)	(136)	(2,462)	(2,932)
Income tax recovery (expense)	(229)	–	(1,058)	(675)	(375)	541	(1,796)
Net earnings (loss) from continuing operations	(23)	(972)	2,490	859	794	(4,523)	(1,375)
Net loss from discontinued operations, net of tax	–	(2,845)	–	–	–	–	(2,845)
Net earnings (loss)	(23)	(3,817)	2,490	859	794	(4,523)	(4,220)
Depreciation expense	80	122	875	225	216	1	1,519
Property and equipment & goodwill additions	78	78	650	122	135	7	1,070
Goodwill	7,534	31,702	174,393	20,687	5,604	–	239,920
Identifiable assets	27,644	87,860	241,071	38,158	39,837	7,800	442,370

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2004 and 2003

4. SEGMENTED INFORMATION (Continued)

For the nine months ended September 30, 2004

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**38,226**	**37,887**	**144,730**	**54,095**	**36,470**	**–**	**311,408**
Operating earnings (loss)	**1,951**	**(721)**	**9,589**	**3,355**	**5,679**	**(5,186)**	**14,667**
Interest income (expense)	**(11)**	**(379)**	**90**	**(556)**	**(346)**	**(11,490)**	**(12,692)**
Income tax recovery (expense)	**(729)**	**131**	**(2,739)**	**(1,124)**	**(1,466)**	**654**	**(5,273)**
Net earnings (loss) from continuing operations	**1,211**	**(969)**	**6,940**	**1,675**	**3,867**	**(16,022)**	**(3,298)**
Net loss from discontinued operations, net of tax	**–**	**(28,213)**	**–**	**–**	**–**	**–**	**(28,213)**
Reimbursement for costs	**–**	**5,932**	**–**	**–**	**–**	**–**	**5,932**
Net earnings (loss)	**1,211**	**(23,250)**	**6,940**	**1,675**	**3,867**	**(16,022)**	**(25,579)**
Depreciation expense	**291**	**312**	**2,318**	**705**	**699**	**1**	**4,326**
Property and equipment & goodwill additions	**360**	**142**	**2,267**	**2,217**	**767**	**1**	**5,754**

For the nine months ended September 30, 2003

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	35,671	49,758	129,833	52,819	35,329	–	303,410
Operating earnings (loss)	787	906	9,859	4,308	4,454	(5,689)	14,625
Interest expense	(178)	(407)	(31)	(719)	(445)	(7,491)	(9,271)
Income tax recovery (expense)	(398)	(189)	(1,706)	(1,549)	(1,543)	1,374	(4,011)
Net earnings (loss) from continuing operations	211	310	8,122	2,040	2,466	(11,806)	1,343
Net loss from discontinued operations, net of tax	–	(10,119)	–	–	–	–	(10,119)
Net earnings (loss)	211	(9,809)	8,122	2,040	2,466	(11,806)	(8,776)
Depreciation expense	242	458	2,869	726	683	3	4,981
Property and equipment & goodwill additions	240	674	2,113	391	668	17	4,103

(in $000s except as otherwise indicated)

5. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. On July 12, 2004 the Company fully repaid borrowings from its parent company at that time *(note 8)*.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the United States third party claims administration business *(note 10)*.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended September 30, 2004, the Company made tax installment payments totaling $1.5 million to its parent company related to 2003 (2003 - $1.4 million related to 2002) and $1.5 million related to 2004 (2003 - $nil related to 2003). The Company paid a further tax installment of $0.3 million to its parent company in October 2004, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

During the period ended September 30, 2004, the Company paid its parent company $1.6 million (2003 - $1.9 million) (U.S.$1.3 million; 2003 – U.S.$1.4 million) for participation in an insurance program arranged by the parent company with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability, fiduciary and fidelity coverage.

6. BANK INDEBTEDNESS

As at September 30, 2004, the Company and its subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.5 million) totaling $21.8 million. Committed facilities in Canada totaling $26.3 million that were available until October 31, 2004 were repaid in full on July 12, 2004 *(note 8)*.

7. PROMISSORY NOTES

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly. The Company repaid and cancelled the demand promissory note on July 12, 2004 *(note 8)*.

8. OTHER LOANS

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from a lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes *(note 7)*, committed credit facilities *(note 6)* and to the parent company *(note 5)*.

The per annum interest rate on the facility is the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid a commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2004 and 2003

9. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company's subsidiaries fluctuates according to the frequency of weather-related events. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The Company mitigates this seasonality through the geographic spread of its operations and through the development and marketing of services that are not affected by weather-related events.

10. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

Statements of Loss	*For the three months ended*		*For the nine months ended*	
	Sept 30, 2004	Sept 30, 2003	**Sept 30, 2004**	Sept 30, 2003
Revenue	**–**	22,168	**14,984**	40,140
Loss before income taxes prior to measurement date	**–**	(2,845)	**(3,843)**	(11,205)
Income tax recovery	**–**	–	**(255)**	(1,086)
Net loss from discontinued operations prior to measurement date	**–**	(2,845)	**(3,588)**	(10,119)
Net loss on disposal	**(4,894)**	–	**(24,625)**	–
Reimbursement for costs (note 5)	**1,932**	–	**5,932**	–
	(2,962)	(2,845)	**(22,281)**	(10,119)

The $24.6 million net loss on disposal consists of: $4.8 million (U.S.$3.6 million) loss on sale of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2004 and 2003

10. DISCONTINUED OPERATIONS (Continued)

Certain of the disposal costs require management estimates which are subject to significant measurement uncertainty. Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $10.6 million, respectively, related to the United States third party claims administration business.

The $6.3 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $9.7 million (U.S.$7.7 million). The $3.0 million provision for other run-off costs primarily relates to employee and certain other transition costs associated with the sale.

The net loss on disposal differs from the estimate included in the Company's first and second quarter 2004 financial statements as a result of higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognised.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposition of the United States third party claims administration business. Reimbursement for costs represents these amounts. In first quarter 2004, $4.0 million (U.S.$3.0 million) of these cost reimbursements were netted against the net loss on disposal. Third quarter 2004 disclosure separately discloses the cost to the Company and the reimbursement from the parent company. In third quarter 2004, an additional $1.9 million (U.S.$1.5 million) of reimbursable costs were accrued.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at September 30, 2004 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com